FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi new dosing approved in the US

20 November 2020 07:00 GMT

Imfinzi approved in the US for less-frequent, fixed-dose use

Four-week dosing now approved in all Imfinzi indications, reducing medical visits and improving patient convenience

AstraZeneca's Imfinzi (durvalumab) has been approved in the US for an additional dosing option, a 1,500mg fixed dose every four weeks, in the approved indications of unresectable Stage III non-small cell lung cancer (NSCLC) after chemoradiation therapy (CRT) and previously treated advanced bladder cancer. This new option is consistent with the approved Imfinzi dosing in extensive-stage small cell lung cancer (ES-SCLC) and will be available to patients weighing more than 30kg as an alternative to the approved weight-based dosing of 10mg/kg every two weeks.

The approval by the Food and Drug Administration (FDA) was based on data from several Imfinzi clinical trials, including the PACIFIC Phase III trial which supported the two-week, weight-based dosing in unresectable Stage III NSCLC, and the CASPIAN Phase III trial which used four-week, fixed-dosing during maintenance treatment in ES-SCLC. The decision follows the Priority Review granted by the FDA in August 2020.

Victoria M. Villaflor, MD, Clinical Professor in the Department of Medical Oncology and Therapeutics Research at City of Hope Cancer Center, Los Angeles, California, said: "This new four-week dosing option gives doctors the choice to cut the number of visits for critical cancer treatment in half and offers a regimen that is more convenient for patients. Additionally, it limits potential exposure to infection in the healthcare environment for a population that is especially vulnerable to complications from COVID-19."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "The approval of this new dosing option across indications reflects our ongoing commitment to improve the patient experience and ensure continuity of care - a priority at all times, but especially during the pandemic. Cancer won't wait, and it is our job to provide patients with treatment options that acknowledge the challenges the pandemic poses to cancer care, enabling them to visit their physician when truly needed and avoid preventable exposure to healthcare-associated infections."

The four-week 1,500mg fixed-dosing option for Imfinzi is also under regulatory review in several other countries, including in the EU where the new dosing option was granted accelerated assessment.

Imfinzi is approved in the curative-intent setting of unresectable, Stage III NSCLC after CRT in the US, in the EU, in Japan, in China and in many other countries, based on the PACIFIC Phase III trial. Imfinzi is also approved for previously treated patients with advanced bladder cancer in the US and several other countries. Additionally, it is approved in the US, the EU, Japan and several other countries around the world for the treatment of ES-SCLC based on the CASPIAN Phase III trial.

Stage III NSCLC
Stage III NSCLC (locally advanced) is commonly divided into three sub-categories (IIIA, IIIB and IIIC), defined by how much the cancer has spread locally and the possibility of surgery.1 Stage III disease is different from Stage IV disease, where the cancer has spread (metastasised), as the majority of Stage III patients are currently treated with curative intent.1,2

Stage III NSCLC represents approximately one third of NSCLC incidence and in 2015 was estimated to affect nearly 200,000 patients in the following eight large countries: China, France, Germany, Italy, Japan, Spain, UK, and the US, with approximately 43,000 cases in the US alone.3,4 The majority of Stage III NSCLC patients are diagnosed with unresectable tumours.5 Prior to approval of Imfinzi in this setting, no new treatments beyond CRT had been available to patients for decades.6-8

Small cell lung cancer
SCLC is a highly aggressive, fast-growing form of lung cancer that typically recurs and progresses rapidly, despite initial response to chemotherapy.9,10 About two thirds of SCLC patients are diagnosed with extensive-stage disease, in which the cancer has spread widely through the lung or to other parts of the body.11 Prognosis is particularly poor, as only 6% of all SCLC patients will be alive five years after diagnosis.11

Bladder cancer
In 2018, approximately 550,000 people were diagnosed with bladder cancer around the world and 200,000 died from the disease.12 Locally advanced and metastatic bladder cancer remains an area of unmet medical need and typically only one in seven patients is alive five years after diagnosis.13 Urothelial cancer (UC) is the most common form of bladder cancer.14 UC is the 10th most common cancer worldwide and the 13th most common cause of cancer death.12,15 PD-L1 is widely expressed in tumour and immune cells in patients with bladder cancer and helps tumours evade detection from the immune system.16

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

As part of a broad development programme, Imfinzi is also being tested as a monotherapy and in combinations including with tremelimumab, an anti-CTLA4 monoclonal antibody and potential new medicine, as a treatment for patients with NSCLC, SCLC, bladder cancer, head and neck cancer, liver cancer, biliary tract cancer, oesophageal cancer, gastric cancer, cervical cancer, ovarian cancer, endometrial cancer and other solid tumours.

AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage development for the treatment of different forms of lung cancer spanning different histologies, several stages of disease, lines of therapy and modes of action.

An extensive Immuno-Oncology (IO) development programme focuses on lung cancer patients without a targetable genetic mutation, which represent up to three-quarters of all patients with lung cancer.17 Imfinzi, an anti-PDL1 antibody, is in development for patients with advanced disease (POSEIDON and PEARL Phase III trials) and for patients in earlier stages of disease, including potentially-curative settings (MERMAID-1, AEGEAN, ADJUVANT BR.31, PACIFIC-2, PACIFIC-4, PACIFIC-5, and ADRIATIC Phase III trials) both as monotherapy and in combination with tremelimumab and/or chemotherapy.

Imfinzi is also in development in the Phase II trials NeoCOAST, COAST and HUDSON in combination with potential new medicines from the early-stage pipeline, including Enhertu (trastuzumab deruxtecan).

AstraZeneca's approach to IO
IO is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's IO portfolio is anchored by immunotherapies that have been designed to overcome anti-tumour immune suppression. AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a monotherapy and in combination with tremelimumab in multiple tumour types, stages of disease, and lines of therapy, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine the IO portfolio with radiation, chemotherapy, small targeted molecules from across AstraZeneca's Oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With seven new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers.

By harnessing the power of six scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response, Antibody Drug Conjugates, Epigenetics, and Cell Therapies - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. ASCO. Cancer.net. Lung Cancer - Non-Small Cell. Available at: https://www.cancer.net/cancer-types/lung-cancer/view-all. Accessed September 2020.
2. Cheema PK, et al. Perspectives on Treatment Advances For Stage III Locally Advanced Unresectable Non-Small-Cell Lung Cancer. Curr Oncol. 2019;26(1):37-42.
3. Antonia SJ, et al. PACIFIC Investigators. Durvalumab After Chemoradiotherapy In Stage III Non-Small-Cell Lung Cancer. N Engl J Med. 2017;377(20):1919-1929.
4. EpiCast Report: NSCLC Epidemiology Forecast to 2025. GlobalData. 2016.
5. Provencio M, et al. Inoperable Stage III Non-Small Cell Lung Cancer: Current Treatment And Role Of Vinorelbine. J Thorac Dis. 2011;3:197-204.
6. Curran WJ, et al. Sequential vs Concurrent Chemoradiation for Stage III Non-Small Cell Lung Cancer: Randomized Phase III Trial RTOG 9410. J Natl Cancer Inst. 2011;103(19):1452-1460.
7. NCCN. NCCN Clinical Practice Guidelines in Oncology (NCCN Guidelines) - Non-Small Cell Lung Cancer. Version 8. 2017. https://www.nccn.org/professionals/physician_gls/pdf/nscl_blocks.pdf. Accessed September 2020.
8. Hanna N, et al. Current Standards and Clinical Trials in Systemic Therapy for Stage III Lung Cancer: What is New? Am Soc Clin Oncol Educ Book. 2015:e442-447.
9. Kalemkerian GP, et al. Treatment Options for Relapsed Small-Cell Lung Cancer: What Progress Have We Made? J Oncol Pract. 2018;14(6):369-370.
10. National Cancer Institute. NCI Dictionary - Small Cell Lung Cancer. Available at https://www.cancer.gov/publications/dictionaries/cancer-terms/def/small-cell-lung-cancer. Accessed November 2020.
11. Cancer.Net. Lung Cancer - Small Cell. Available at https://www.cancer.net/cancer-types/lung-cancer-small-cell. Accessed November 2020.
12. World Health Organization International Agency for Research on Cancer. Cancer Fact Sheets - Bladder. Available at http://gco.iarc.fr/today/data/factsheets/cancers/30-Bladder-fact-sheet.pdf. Accessed September 2020.
13. Von der Maase H, et al. Long-Term Survival Results of a Randomized Trial Comparing Gemcitabine Plus Cisplatin, with Methotrexate, Vinblastine, Doxorubicin, Plus Cisplatin in Patients with Bladder Cancer. J Clin Oncol. 2005;23:4602-4608.
14. American Society of Clinical Oncology. Bladder Cancer: Introduction. Available at https://www.cancer.net/cancer-types/bladder-cancer/introduction. Accessed September 2020.
15. World Cancer Research Fund. Bladder Cancer Statistics. Available at https://www.wcrf.org/dietandcancer/cancer-trends/bladder-cancer-statistics. Accessed September 2020.
16. Magdalene J, et al. Immune Responses in Bladder Cancer-Role of Immune Cell Populations, Prognostic Factors and Therapeutic Implications. Front Oncol. 2019;9:1270.
17. Pakkala, S, et al. Personalized Therapy for Lung Cancer: Striking a Moving Target. JCI Insight. 2018;3(15):e120858.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 November 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary